Exhibit 12.1

THE ST. PAUL TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income taxes (benefit), minority interest and cumulative effect of changes in accounting principles	$2,671	$946	$2,229	$(260)	$1,389
Interest	286	236	167	157	205
Portion of rentals deemed to be interest	72	68	38	46	44
Income available for fixed charges (1)	$3,029	$1,250	$2,434	$(57)	$1,638
Fixed charges:
Interest	$286	$236	$167	$157	$205
Portion of rentals deemed to be interest	72	68	38	46	44
Total fixed charges	358	304	205	203	249
Preferred stock dividend requirements	9	8	—	—	—
Total fixed charges and preferred stock dividend requirements	$367	$312	$205	$203	$249
Ratio of earnings to fixed charges (1)	8.46	4.11	11.89	N/A	6.58
Ratio of earnings to combined fixed charges and preferred dividend requirements	8.25	4.01	11.89	N/A	6.58

Data for 2005 reflects results of the Company for the year ended December 31, 2005, Data for the year ended December 31, 2004 reflects information for TPC for the period January 1, 2004 through March 31, 2004, and for the Company for the nine-month period from the merger date of April 1, 2004 through December 31, 2004. Data for the years 2001 through 2003 reflects information for TPC only.

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

(1)                   Income (loss) available for fixed charges in 2002 included a $1.39 billion charge for strengthening asbestos reserves, net of the benefit from an indemnification agreement with Citigroup, Inc., a former affiliate. For the year ended December 31, 2002, the Company’s earnings were not sufficient to cover fixed charges by $260 million.